INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin 53233

VIA EDGAR

February 12, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File No. 811-21719 (the “Registrant”)
on behalf of the 361 Long/Short Equity Fund, BearlyBullish Fund, Center Coast MLP Focus Fund, Palmer Square Absolute Return Fund, Ramius Trading Strategies Managed Futures Fund, Ramius Strategic Volatility Fund, SGA Global Growth Fund, Towle Deep Value Fund, and Zacks Funds

This letter summarizes the comments provided by Chad Eskildsen and Ken Ellinggon of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on January 10, 2014, regarding Sarbanes Oxley Act review.  Responses to all of the comments are included below:

Form N-CSRs

361 Long/Short Equity Fund October 31, 2012 Annual Report

1.
The Statement of Changes in Net Assets reported approximately $4.5 million shares sold and $3.8 million in redemptions.  Confirm in the response letter that shareholder transactions were monitored for market timing pursuant to Rule 22c-2 of Investment Company Act of 1940 (the “40 Act”).

Response:  The Registrant confirms that the shareholder transactions reported on the Statement of Changes in Net Assets were not in violation of the Trust’s market timing policy adopted pursuant to Rule 22c-2 of the 40 Act.  The large purchases into the Fund were made at the end of calendar year 2011 and early January of 2012 and the redemptions were made in the fourth quarter of 2012.

BearlyBullish Fund March 31, 2013 Annual Report, Towle Deep Value Fund September 30, 2013 Annual Report, and Zacks’ Funds November 30, 2012 Annual Report

2.
The Management’s Discussion of Fund Performance (“MDFP”) letter included in each respective fund’s annual report did not discuss the factors that materially affected the fund’s performance during the fiscal year pursuant to Item 27(b)(7)(i) of Form N-1A.

Response:  The Registrant has implemented additional procedures to review and verify that the future MDFPs will include a discussion of the factors that materially impacted the fund’s performance during the reporting period.

Center Coast MLP Focus Fund November 30, 2012 Annual Report

3.
Footnote “*” to the Expense Example table states “Expenses are equal to the Fund’s annualized expense ratio of 1.50%, 2.25%, and 1.25% for Class A …”, the expense ratios used to calculate the “Expense Paid During Period” column should also include tax expenses.

Response:  The Registrant represents that tax expenses will be included for the Expense Example calculations in its next semi-annual and annual reports going forward.

Palmer Square Absolute Return Fund April 30, 2013 Annual Report

4.	Confirm that the underlying assets of the “Asset-Backed Securities” reported in the Schedule of Investments are considered for determining compliance with the Fund’s investment concentration policy.

Response:  The Registrant represents that the classification of the underlying assets of "Asset-Backed Securities” are included for purposes of determining the Fund’s investment concentration policy.

5.	Confirm in the response letter that if the Fund is the seller on credit default swaps, it will segregate assets equal to the notional value of the credit default swap contract

Response:  The Registrant confirms that when the Fund is a seller of protection on credit default swap contracts, it segregates or earmarks assets equal to the full notional value of the contracts.

Ramius Trading Strategies Managed Futures Fund December 31, 2012 Annual Report

6.
The one year performance of -1.86% and -1.55% for Class A and Class I, respectively, stated in the “Letter to Shareholders” are different from the returns reported under the respective share classes’ Financial Highlights.

Response:  The Registrant has implemented additional procedures to review and verify that performance returns stated in a fund’s commentary are consistent with the returns reported in the financial highlights.

7.
Confirm in the response letter whether the advisory fee expense on the Statement of Operations includes management fee paid by the Subsidiary as stated in the Fund’s Prospectus (i.e., the gross management fee should be reported).

Response: The advisory fee expense on the Statement of Operations does not include the management fee paid by the Subsidiary to the advisor as that fee is waived.  The Registrant represents that it will report the gross management fee amount under “Advisory fees” and reflects the waiver under the caption “Advisory fees waived” on the Fund’s Statement of Operations going forward.

8.
Within the Statement of Operations, the fees paid to the Trading Entities are reported under the caption “Management fees”.  However, it does not appear the fees paid to Trading Entities are included in the caption titled “Management Fees” under the “Fees and Expenses” table in the Prospectus.  The description or title of fees should correspond to those stated in the “Fees and Expenses” table in the Prospectus.

Response:  The Registrant represents that it will use the same caption used in the Prospectus to report the subsidiary expenses, including the fees paid to Trading Entities in the Fund’s Statement of Operations.

Ramius Strategic Volatility Fund December 31, 2012 Annual Report

9.
Confirm in the response letter whether the advisory fee expense on the Statement of Operations includes management fee paid by the Subsidiary as stated in the Fund’s Prospectus (i.e., the gross management fee).

Response: The advisory fee expense on the Statement of Operations for the period ended December 31, 2012 did not include the management fees paid by the Subsidiary to the advisor as the management fees are waived.  The Registrant represents that it will report the gross management fees amount under “Advisory fees” and reflect the waiver under the caption “Advisory fees waived” on the Fund’s Statement of Operations going forward.

10.
Within the Schedule of Investments, the “Swaps Contracts” reported are in a net liability position, please include in the response letter whether this meets disclosures required under ASC 815-10-50-4H, information about the existence and nature of credit-risk-related contingent features in derivative instruments.

Response:  The Registrant represents that it will review with the Fund’s advisor to determine the existence and nature of credit-risk-related contingent features, if any, on derivative instruments that are in a net liability position and include appropriate disclosures pursuant to ASC 815-10-50-4H in future semi-annual and annual reports.

SGA Global Growth Fund September 30, 2013 Annual Report

11.	Within the Statement of Assets and Liabilities, explain why there is still “offering costs” liability given the Fund has been in operations since December 2010.

Response:  Due to the Fund’s relative small asset size, the Fund’s advisor which advanced the payment of offering expenditures prior to the Fund’s commencement of operations, elected to defer seeking reimbursement from the Fund until it reaches larger asset size.

Zacks All-Cap Core Fund November 30, 2012 Annual Report

12.
The Fund holds Ares Capital Corp., a business development company (“BDC”) which is also an investment company.  Confirm in the response letter whether Ares Capital Co. was included in the acquired fund fees and expenses “AFFE” calculation.

Response:  Ares Capital Co. was not included in the AFFE calculation for the Fund’s current Prospectus dated March 1, 2013.  The Registrant represents that it will include all BDCs in the AFFE calculation going forward.  The Fund’s next annual Prospectus update is to be available on April 1, 2014.

Zacks Small-Cap Core Fund November 30, 2012 Annual Report

13.	The Schedule of Investments reported the Fund held more than 25% in the financial sector, confirm in the response letter that the Fund is in compliance with its investment concentration policy.

Response:  The classifications reported in the Schedule of Investments are based on Global Industry Classification Standards (GICS) sectors which are broader and generally include various industries.  In determining the Fund’s concentration of investments, the Registrant looks to the industry classifications of the securities which are more representative of the companies’ principal business.  The Registrant represents that the Fund was in compliance with its concentration of investments policy.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact as noted below.  Thank you.

Sincerely,

/s/RITA DAM
Rita Dam
Investment Managers Series Trust
Treasurer
626-914-1041

/s/JOY AUSILI
Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360

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